Exhibit 4.5

DEFERRED PROSECUTION AGREEMENT

ING Bank, N.V. (“ING Bank”) is a financial institution registered and organized under the laws of the Netherlands. ING Bank, by and through its attorneys, Sullivan & Cromwell LLP, and the District Attorney of the County of New York (“DANY”) enter into this Deferred Prosecution Agreement (the “Agreement”). ING Bank agrees to enter into a separate Deferred Prosecution Agreement with the United States Department of Justice (“DOJ”).

1. ING Bank agrees that it shall in all respects comply with its obligations under this Agreement.

2. ING Bank accepts and acknowledges responsibility for its conduct, and that of its employees, as set forth in the Factual Statement attached hereto as Exhibit A and incorporated herein by reference (the “Factual Statement”).

3. As a result of ING Bank’s conduct, as set forth in the Factual Statement, DANY has determined that it could institute a criminal prosecution against ING Bank pursuant to New York State Penal Law Section 175.10, and a forfeiture action against certain funds currently held by ING Bank, and that such funds could be forfeitable under New York State law. Therefore, ING Bank hereby expressly agrees to settle, and does settle, any and all criminal and forfeiture claims DANY has determined it could institute against those funds for the sum of $619,000,000 (the “Settlement Amount”), half of which will be paid directly to DANY, to be distributed by DANY to the City and State of New York pursuant to New York State law.1 The parties to this Agreement agree that the Settlement Amount will fully satisfy all claims presently held by DANY.

[1]

Pursuant to a separate Deferred Prosecution Agreement with the United States, ING Bank has also agreed to pay separately $309,500,000 to the United States for violations of Title 18, United States Code, Section 371, by conspiring to violate (1) Title 50, United States Code, Section 1705 (International Emergency Economic Powers Act, or “IEEPA”), and regulations issued thereunder, and (2) Title 50, United States Code, Appendix, Sections 1-6, 7-39, and 41-44 (Trading With the Enemy Act, or “TWEA”), and regulations issued thereunder.

ING Bank shall wire-transfer one half of the Settlement Amount ($309,500,000) to DANY within five (5) business days of the date of court approval of the Deferred Prosecution Agreement with the United States.

4. In consideration of ING Bank’s voluntary cooperation with this investigation, its remedial actions to date, and its willingness to: (i) acknowledge responsibility for its actions; (ii) voluntarily terminate the conduct set forth in the Factual Statement prior to the commencement of DANY’s investigation; (iii) continue to provide to DANY substantial cooperation, as detailed in the Factual Statement; (iv) engage in remediation and training as outlined in Paragraph 14; and (v) settle any criminal claims currently held by DANY for any act within the scope of or related to the Factual Statement or this investigation; DANY agrees as follows:

(a) that it shall defer prosecution of ING Bank for a period of eighteen (18) months from the date of this Agreement, or less at the sole discretion of DANY. DANY shall not prosecute ING Bank if it complies with all of its obligations pursuant to this Agreement; and

(b) that if ING Bank is in compliance with all its obligations under this Agreement for the time period set forth above in Paragraph 4(a), this Agreement shall expire and be of no further force or effect.

5. ING Bank expressly agrees that within six (6) months of determination by DANY that a material and willful breach by ING Bank of this Agreement has occurred, any violations of New York State law that were not time-barred by the applicable statute of limitations as of the date of this Agreement, and which relate to the facts set forth in the Factual Statement may, in the sole discretion of DANY, be charged against ING Bank, notwithstanding the provisions or expiration of any applicable statute of limitations. ING Bank expressly waives any challenges to the venue and jurisdiction of the Supreme Court of the State of New York for the County of New York.

6. DANY recognizes that the Deferred Prosecution Agreement between ING Bank and DOJ must be approved by the United States District Court for the District of Columbia, in accordance with 18 U.S.C. Section 3161(h)(2). Should that Court decline to approve the Deferred Prosecution Agreement between ING Bank and the United States for any reason, DANY and ING Bank are released from any obligations imposed upon them by this Agreement, this Agreement shall be null and void, and DANY shall not premise any prosecution of ING Bank, its employees, officers or directors upon any admissions or acknowledgements contained or referenced in this Agreement or the Deferred Prosecution Agreement between ING Bank and the United States.

7. ING Bank expressly agrees that it shall not, through its attorneys, board of directors, agents, officers, or employees, make any public statement contradicting, excusing, or justifying any statement of fact contained in the Factual Statement. Any such public statements by ING Bank, its attorneys, board of directors, agents, officers, or employees, shall constitute a material breach of this Agreement, and ING Bank would thereafter be subject to prosecution pursuant to the terms of this Agreement. The decision about whether any public statement by any such person contradicting, excusing, or justifying a fact contained in the Factual Statement will be imputed to ING Bank, for the purpose of determining whether ING Bank has breached this Agreement, shall be in the sole and reasonable discretion of DANY. Upon DANY’s notification to ING Bank of a public statement by any such person that in whole or in part contradicts, excuses, or justifies a statement of fact contained in the Factual Statement, ING Bank may avoid breach of this Agreement by publicly repudiating such statement within seventy-two (72) hours of notification by DANY. This paragraph is not intended to apply to any statement made by any individual in the course of any criminal, regulatory, or civil case initiated by a governmental or private party against such individual regarding that individual’s personal conduct, nor does this paragraph affect ING Bank’s right to take legal or factual positions in litigation or other legal proceedings in which the United States or DANY is not a party.

8. Should DANY determine, during the term of this Agreement, that ING Bank has committed any New York State crime after the date of the signing of this Agreement, ING Bank shall, in the sole discretion of DANY, thereafter be subject to prosecution for any such crimes, including but not limited to the conduct described in the Factual Statement. The discovery by DANY of any purely historical criminal conduct that did not take place during the term of the Agreement will not constitute a breach of the Agreement.

9. Should DANY determine that ING Bank has committed a willful and material breach of any provision of this Agreement, DANY shall provide written notice to ING Bank of the alleged breach and allow ING Bank a two-week period from the date of receipt of said notice, or longer, at the discretion of DANY, to cure the breach by making a presentation to DANY that demonstrates that no breach has occurred, or, to the extent applicable, that the breach is not willful or material, or has been cured. The parties hereto expressly understand and agree that, should ING Bank fail to make the above-noted presentation within such time period, it shall be presumed that ING Bank is in material breach of this Agreement. The parties further understand and agree that the exercise of discretion by DANY under this paragraph is not subject to review in any court or tribunal. In the event of a breach of this Agreement that results in a prosecution, such prosecution may be premised upon any information provided by or on behalf of ING Bank to DANY or the United States at any time, unless otherwise agreed when the information was provided.

10. DANY agrees that it shall not seek to prosecute ING Bank or any of its corporate parents, subsidiaries, affiliates, successors, predecessors, and assigns for any act within the scope of or related to the Factual Statement or this investigation, that violated New York State law during the period from 1995 through the date of this Agreement, unless, other than the transactions that have already been disclosed and documented to DANY during the course of this investigation, ING Bank, its employees, officers, and directors, acting within the scope of their employment and for the benefit of ING Bank, knowingly and willfully transmitted or approved the transmission of United States Dollar (“USD”)-denominated funds through the United States, or involving a U.S. person, in violation of New York State law, that went to or came from persons or entities designated at the time of the transaction by the Office of Foreign Assets Control as a Specially Designated Terrorist, a Specially Designated Global Terrorist, a Foreign Terrorist Organization, or a proliferator of Weapons of Mass Destruction (an “Undisclosed Special SDN Transaction”). ING agrees that it shall waive the provisions of Article 30 of the Criminal Procedure Law of New York State with respect to such conduct for a period of eighteen (18) months from the date of this Agreement. The decision about whether ING Bank has breached this paragraph of the Agreement shall be at the sole discretion of DANY.

11. ING Bank agrees that, if it sells, merges, or transfers all or substantially all of its business operations or assets as they exist as of the date of this Agreement to a single purchaser or group of affiliated purchasers during the term of this Agreement, it shall include in any contract for sale, merger, or transfer a provision binding the purchaser/successor/transferee to the obligations described in this Agreement. Any such provision in a contract of sale, merger, or transfer shall not expand or impose additional obligations on ING Bank or the purchaser/successor/transferee beyond those contained in the Agreement, including but not limited to ING Bank’s obligations as described in Paragraphs 13 and 14.

12. It is understood that nothing in this Agreement shall require ING Bank to extend the obligations in this Agreement to any company or entity that it acquires after the date of this Agreement, and this Agreement shall not extend any protections to any such company or entity.

13. ING Bank agrees that for the term of this Agreement, in accordance with applicable laws, it shall, upon request of DANY, supply any relevant documents, electronic data, or other objects in ING Bank’s possession, custody, or control, as of the date of this Agreement relating to any transaction within the scope of or relating to the Factual Statement and known to ING Bank at the time of the signing of this Agreement. If such data is in electronic format, ING Bank shall provide access to such data and assistance in operating any computer and other equipment that is necessary to retrieve the data. This obligation shall not include production of materials covered by the attorney-client privilege, the work product doctrine, or other applicable confidentiality, criminal, or data protection laws except as provided herein. To the extent that ING Bank believes in good faith that such materials are covered by any confidentiality, criminal, or data protection laws, ING Bank shall use its best efforts to produce such materials, including supporting an application made by DANY to the appropriate governmental agency or court, for authority to provide DANY with the requested materials, provided that ING Bank shall not be required to produce any materials where such production would be in breach of applicable local law. At the request of DANY, ING Bank shall provide a written memorandum explaining the operation and application of any local law where ING Bank concludes that it would be unlawful to directly or indirectly produce the materials to DANY.

14. ING Bank further agrees that it shall:

(a) continue to apply the OFAC sanctions list to the same extent as any United Nations (“U.N.”) or European Union (“E.U.”) sanctions or freeze lists are utilized to USD transactions, the acceptance of customers, and all USD cross-border Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) incoming and outgoing messages involving payment instructions or electronic transfer of funds;

(b) by December 31, 2012, complete the rollout of the Financial Economic Crime sanctions training, which covers U.S., U.N., and E.U. sanctions and trade control laws, for all employees, including officers, (1) involved in the processing or investigation of USD payments; (2) involved in the execution of USD denominated securities trading orders; and (3) involved in transactions or business activities involving any nation or entity subject to U.S., E.U. or U.N. sanctions, including the execution of cross-border payments. After this process has been completed, ING Bank must certify that this training program has successfully been rolled out and been completed;

(c) by December 31, 2012, certify that ING Bank has implemented a written policy to require the use of the Society for Worldwide Interbank Financial Telecommunications (“SWIFT”) Message Type (“MT”) 202COV bank-to-bank payment message where appropriate under SWIFT guidelines;

(d) implement compliance procedures and training designed to ensure that the ING Bank compliance officer in charge of sanctions is made aware in a timely manner of any known requests or attempts by any entity (including, but not limited to, ING Bank’s customers, financial institutions, companies, organizations, groups, or persons) to withhold or alter its name or other identifying information where the request or attempt appears to be related to circumventing or evading U.S. sanctions laws. ING Bank’s Head of Compliance, or his or her designee, shall report to DANY the name and contact information, if available to ING Bank, of any entity that makes such a request;

(e) maintain the electronic database of SWIFT Message Transfer (“MT”) payment messages relating to USD payments processed during the period from 2002 through April 30, 2007 in electronic format for a period of two years from the date of this Agreement; and

(f) abide by any and all requirements of the Settlement Agreement, dated June     , 2012, by and between OFAC and ING Bank regarding remedial measures or other required actions related to this matter.

15. It is understood that this Agreement is binding on ING Bank and DANY only, and specifically does not bind any federal agencies or any state or local authorities. DANY will bring the cooperation of ING Bank and its compliance with its other obligations under this Agreement to the attention of federal, state, or local prosecuting offices or regulatory agencies, if requested by ING Bank or its attorneys.

16. It is further understood that this Agreement does not relate to or cover any conduct by ING Bank other than that disclosed during the course of the investigation or described in the Factual Statement and this Agreement.

17. ING Bank and DANY agree that this Agreement and the Factual Statement shall be disclosed to the public.

18. This Agreement sets forth all the terms of the Deferred Prosecution Agreement between ING Bank and DANY. There are no promises, agreements, or conditions that have been entered into other than those expressly set forth in this Agreement, and none shall be entered into and/or bind ING Bank or DANY unless expressly set forth in writing, signed by DANY, ING Bank’s attorneys, and a duly authorized representative of ING Bank. This Agreement supersedes any prior promises, agreements, or conditions between ING Bank and DANY. ING Bank agrees that it has the full legal right, power and authority to enter into and perform all of its obligations under this Agreement, and it agrees to abide by all the terms and obligations of the Agreement as described herein.

Acknowledgment

We, Jan-Willem Vink, General Counsel, and J.V. Koos Timmermans, Vice Chairman, Management Board Banking, the duly authorized representatives of ING Bank, N.Y., hereby expressly acknowledge the following: (1) that we have read this entire Agreement; (2) that we have had an opportunity to discuss this Agreement fully and freely with ING Bank N.Y. attorneys; (3) that ING Bank N.Y. fully and completely understands each and every one of its terms; (4) that ING Bank N.Y. is fully satisfied with the advice and representation provided to it by its counsel, Sullivan & Cromwell LLP; and (5) that ING Bank N.Y. has signed this Agreement voluntarily.

ING Bank, N.Y.

8 June 2012	/s/ Jan-Willem Vink
DATE
Jan-Willem Vink
General Counsel, ING Bank, N.V.

8 June 2012	/s/ J.V. Koos Timmermans
DATE
J.V. Koos Timmermans
Vice Chairman, Management Board Banking, ING Bank, N.V.

Counsel for ING Bank, N.V.

We, Karen Patton Seymour and Elizabeth T. Davy, the attorneys for ING Bank, N.V., hereby expressly acknowledge the following: (1) that we have discussed this Agreement with our client; (2) that we have fully explained each one of its terms to our client; (3) that we have fully answered each and every question put to us by our client regarding the Agreement; and (4) we believe our client completely understands all of the Agreement’s terms.

June 8, 2012	/s/ Karen Patton Seymour
DATE	Karen Patton Seymour
Sullivan & Cromwell LLP
125 Broad Street New York, NY 10004

June 8, 2012	/s/ Elizabeth T. Davy
DATE	Elizabeth T. Davy
Sullivan & Cromwell LLP
125 Broad Street New York, NY 10004

New York County District Attorney’s Office

June 11, 2012	/s/ CYRUS R. VANCE, JR.
DATE	CYRUS R. VANCE, JR.
DISTRICT ATTORNEY

Assistant District Attorneys:
Sally Pritchard Garrett Lynch Adam Kaufmann Polly Greenberg